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Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

April 15, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

RE:	Fidelity Hastings Street Trust (the trust): Fidelity® Fund (the fund) File No. 811-00215

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the fund in connection with a Special Meeting of Shareholders of the fund to be held on July 12, 2011. Pursuant to Rule 14a-3(c), the required informational copy of the fund's Annual Report for the fiscal period ended June 30, 2010 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about May 16, 2011, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than April 25, 2011.

The proposals for consideration by shareholders are as follows:

1. To amend the fund's fundamental investment policies to remove references relating to selecting securities for income characteristics.

Proposal 1 recommends that shareholders vote to amend the fund's fundamental investment policies to remove references to investing a portion of the fund's assets in securities selected for their current income characteristics.

2 and 3. To amend the management contract to increase the individual fund fee rate to 0.30% and to add a performance adjustment benchmark for Fidelity Fund.

Contingent upon the approval of Proposal 3, Proposal 2 recommends that shareholders vote to amend the fund's management contract with FMR to increase the fund's individual fund fee rate to 0.30%. Contingent upon the approval of Proposal 2, Proposal 3 recommends that shareholders vote to amend the management contract by adopting a performance adjustment to the fund's management fee, and Proposal 3 also asks for shareholder approval to allow the Trustees, on behalf of the fund, to change the performance adjustment index in the future without a shareholder vote, subject to the requirements of the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Brian Martinez
Brian Martinez
Legal Product Group